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November 7, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karen J. Garnett
                 Assistant Director

Re:	The Corporate Executive Board Company Form 10-K Filed February 29, 2008 File No. 000-24799

Definitive Proxy Statement filed on April 29, 2008 (the “Proxy Statement”)
Dear Ms. Garnett:
This letter responds to the Staff’s comment letter dated October 24, 2008 (the “Comment Letter”) with respect to the filings of The Corporate Executive Board Company (“CEB”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.
Definitive Proxy Statement filed on April 29, 2008
Compensation Discussion and Analysis
Base Salary, page 15
1.	We note your response to prior comment 1; however, we continue to believe that your discussion of base salary amounts should provide a more detailed description of how the Committee determined increases or decreases in base salary. In future filings, please describe how actual salary amounts are tied to the factors considered by the Committee in total, as well as the underlying goal of ensuring that base salaries of the NEOs remain competitive. Please tell us in your response letter how you plan to comply.
Response:
Assuming future years have similar fact patterns to 2007, we will provide additional disclosure, as set forth below, in future filings regarding how actual salary amounts are tied to the factors considered by the Committee in total, as well as the underlying goal of ensuring that base salaries remain competitive. We would replace the second paragraph under “Base Salary” on page 15 of our proxy statement with the following:

Securities and Exchange Commission
November 7, 2008

“When determining base salary increases or decreases, the Committee or the independent members of the Board (in the case of the CEO) consider these recommendations and its own evaluation of overall Company performance, the individual’s scope of responsibility, relevant career experience, past and future contributions to the Company’s success, and competitive compensation data for peer group companies provided by Watson Wyatt. The Committee does not use a scientific formula or methodology to determine increases and decreases, and no one factor is weighted more heavily than another. Although the Committee does not have a specific benchmark, the goal of the CEO and Committee is to ensure that total compensation packages (including base salaries of the NEOs) generally remain competitive with the 50th to 75th percentile when compared to peer group companies. The Watson Wyatt analysis prepared in February 2007 showed that base pay for the NEOs overall was competitive with the 50th to 75th percentile of the peer group based upon proxy data. The Committee’s belief is that the retention of the NEOs is important to the Company’s future success; accordingly, the Committee determined that a reasonable increase in the base salaries of the NEOs was appropriate. Keeping in mind the market salary data, the Committee used its judgment and experience in reviewing all of the relevant factors and made a final determination that increases in the range of 5% to 9% for the NEOs were appropriate. The Watson Wyatt analysis prepared in February 2008 demonstrated that base pay for the NEOs overall in 2007 was within this 50th to 75th percentile range, being approximately 18% below the 75th percentile when compared to comparator companies’ proxy data.”
Cash Bonus, page 15
2.	We note your response to our prior comment 2. In particular, we note your proposed new table, which puts the three individual objectives into categories and shows the percentage contribution of each category to overall individual bonuses. Please describe what you consider to be financial objectives, operational objectives and human capital objectives, and provide some examples.
Response:
“Financial objectives” are defined as those that are related to financial outcomes, and include both overall firm financial outcomes (in the case of the CEO and CFO) as well as individual financial outcomes in specific areas of responsibility (in the case of the CHRO and GM). Representative objectives in the financial category include: revenue and contract value growth; effective budgeting forecasting and reporting processes; and renewal and penetration rate increases.
“Operational objectives” are defined as those that are related to core operational processes of the Company, and include both current business processes as well as strategic acquisition and integration objectives. Representative objectives in the operational category include: specific new business development objectives; successful data center migration; product innovations; and specific potential acquisitions.
“Human capital objectives” are defined as those that are related to the effective management of the talent base of the Company. Representative objectives in the category of human capital objectives include: succession planning for certain key management positions; successful opening and operation of new offices in certain locations; reduction in attrition rates for certain key positions; and preparing certain key employees for leadership positions in certain business lines.
3.	We note your proposed additional disclosure following the bonus table. Please expand the disclosure to provide a more detailed discussion of the relationship between the achievement or non-achievement of performance objectives in each of the three categories and the actual amounts awarded. Although you have disclosed the amount of actual bonus compared to the target bonus, it is not clear whether the amount awarded is solely a function of the amount available in the pool or is a combination of the amount available in the pool and a measurement of the NEO’s performance under his or her individual performance objectives. To the extent it is a combination of the two, please discuss how individual performance factored into the amounts awarded.

Securities and Exchange Commission
November 7, 2008

Response:
In future filings, we would propose expanding the disclosure following the bonus table as follows:
“Each NEO’s target bonus for the performance year was 50% of base salary, with the exception of the CEO, whose target bonus was 110% of salary. As noted above, because 2007 Company performance was below expectations, the Committee funded the 2007 bonus pool at 19% of base salaries in the aggregate, as compared to 75% funding if the Company’s target level of performance had been achieved. All NEOs received substantially lower bonus pay-outs when compared to their target bonus opportunity, due to the fact that Company performance was below expectations. With the bonus pool being funded at such a low level, it was impossible for any NEO to earn a bonus at his or her target level — even with superior individual performance. Each NEO’s actual 2007 bonus represented the following percentage of base salary: Mr. Monahan — 25% (target 110%), Mr. Yost — 19% (target 50%), Ms. Jones — 23% (target 50%) and Mr. Tobin — 10% (target 50%).
Mr. Yost had individual performance against his objectives that resulted in a ‘meets’ rating overall; this ‘meets’ rating means that his bonus pay-out was equal to the 19% overall pool funding (19% vs. 19%). Ms. Jones had individual performance against her objectives that resulted in ‘above meets’ overall; specifically, in her case, the ‘above meets’ rating was primarily due to her responsibility in 2007 for a new business initiative that generated revenue at double the forecasted amount. This ‘above meets’ rating resulted in a bonus pay-out for Ms. Jones that was above the average pool funding amount (23% vs. 19%). Mr. Tobin achieved individual performance against his objectives that resulted in a ‘below meets’ rating overall; specifically, in his case, the ‘below meets’ rating was primarily due to financial objectives within his area of responsibility that were not achieved. This ‘below meets’ rating resulted in a bonus pay-out for Mr. Tobin that was below the average pool funding amount (10% vs. 19%). Mr. Monahan had individual performance against his objectives that resulted in a ‘meets’ rating overall. Because his target bonus is higher than the other NEOs, a ‘meets’ rating for Mr. Monahan resulted in a higher bonus pay-out against the average pool funding (25% vs. 19%); however, because his target bonus opportunity is 110% of his base salary, the pay-out at 25% is reflective of his overall accountability as CEO for Company performance.
Annual Grants of Equity-Based Awards, page 17
4.	We note your response to our prior comment 3. Please revise your disclosure further to clarify that equity awards are not tied to specific performance goals. Also, describe in more detail the market data you use and how you use it, as well as what constitutes individual contributions to your company and how such contributions are measured.
Response:

Securities and Exchange Commission
November 7, 2008

The Company intends to add the following disclosure in future filings after paragraph 4 in the Share-Based Compensation section on page 17:
“The Company does not use a formula that ties the amount of equity awards to be granted to each NEO to the achievement of specific in-year performance goals. Rather, the Committee reviews an assortment of factors in determining the appropriate level of equity awards to be granted to NEOs, including comparative market data, individual contributions over time, the importance of retaining a particular individual, and an assessment of the individual’s relative equity position. The Committee utilizes the Watson Wyatt comparator group study in order to understand the total compensation, including equity compensation, earned by comparable executives in the Company’s peer group. The Committee is interested in generally maintaining total compensation (including base, bonus, and long-term incentives) for its NEOs competitive with the 50th to 75th percentile when compared to peer group companies. The Watson Wyatt analysis indicated that the 2007 equity grants awarded by the Committee would maintain an overall total compensation opportunity level that was generally competitive with the 50th to 75th percentile for the NEOs when compared with its peer group. Keeping the comparative market data in mind, the Committee reviewed and considered all of these factors for each NEO and, based on its experience and this review, approved the specific levels of equity awards for each NEO described in the “Grants of Plan-Based Awards in 2007” table on page 21 of this proxy statement. The Watson Wyatt analysis prepared in February 2008 demonstrated that the total compensation opportunity for the NEOs in 2007, including equity awards, was generally competitive with the 50th to 75th percentile of the peer group, with total compensation 34% below the 75th percentile when compared to proxy data of peer group companies.”
* * * * *
Acknowledgements and Closing Comments
As requested in the Comment Letter, we acknowledge that:
1. We are responsible for the adequacy of disclosures in the Form 10-K and Proxy Statement;
2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3. We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We do not believe that any of the Staff’s comments in the Comment Letter raise a material issue with respect to disclosures contained in our Form 10-K and Proxy Statement. Additionally, we believe that each of the Staff’s comments can be appropriately addressed, in the manner indicated above, in our future filings with the SEC. Accordingly, we respectfully request that we be allowed to make the changes described above in future filings with the SEC, rather than by amending our Form 10-K.

Securities and Exchange Commission
November 7, 2008

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (517) 303-4015 or via email at mejones@executiveboard.com. Should the Staff disagree with our conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Very truly yours,
/s/ Melody Jones
Chief Human Resources Officer

cc:	Thomas Monahan, Chairman and Chief Executive Officer

Daniel Leemon, Chairman of the Compensation Committee

Joyce Liu, Chief Financial Officer